UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 3)1

Procera Networks, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

74269U203
(CUSIP Number)

TOAN TRAN
STEPHEN WHITE
CASTLE UNION LLC
676 N Michigan Ave, Suite 3605
Chicago, Illinois 60611
(312) 765-7032

STEVE WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 22, 2015
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 74269U203

1	NAME OF REPORTING PERSON CASTLE UNION PARTNERS, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 30,164
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 30,164
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,164
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 74269U203

1	NAME OF REPORTING PERSON CASTLE UNION PARTNERS II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 230,571
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 230,571
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 230,571
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 74269U203

1	NAME OF REPORTING PERSON CASTLE UNION LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION ILLINOIS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 260,735
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 260,735
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 260,735
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 74269U203

1	NAME OF REPORTING PERSON TOAN TRAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 260,735
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 260,735
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 260,735
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 74269U203

1	NAME OF REPORTING PERSON STEPHEN WHITE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 260,735
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 260,735
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 260,735
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 74269U203

1	NAME OF REPORTING PERSON BARRY ERDOS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 74269U203

1	NAME OF REPORTING PERSON MELVIN L. KEATING
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,400
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,400
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,400
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 74269U203

1	NAME OF REPORTING PERSON SAID OUISSAL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION NETHERLANDS, MOROCCO
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 74269U203

1	NAME OF REPORTING PERSON SEBASTIANO TEVAROTTO
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA, ITALY
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 74269U203

The following constitutes Amendment No. 3 to the Schedule 13D filed by the undersigned (“Amendment No. 3”).  This Amendment No. 3 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended to add the following:

In connection with the Termination of Joint Filing and Solicitation Agreement attached as exhibit 99.1 hereto and incorporated herein by reference, each of the undersigned to that certain Joint Filing and Solicitation Agreement, dated February 26, 2015, are no longer members of the Section 13(d) group and shall cease to be Reporting Persons immediately after the filing of this Amendment No. 3.

Item 3.	Purpose of Transaction.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by each of Castle Union Partners and Castle Union Partners II were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein.  The aggregate purchase price of the 30,164 Shares beneficially owned by Castle Union Partners is approximately $178,519, including brokerage commissions.  The aggregate purchase price of the 230,571 Shares beneficially owned by Castle Union Partners II is approximately $1,371,042, including brokerage commissions.

The Shares purchased by Mr. Keating were purchased with personal funds in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein.  The aggregate purchase price of the 1,400 Shares beneficially owned by Mr. Keating is approximately $13,254, excluding brokerage commissions.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 20,788,385 Shares outstanding as of April 19, 2015, which is the total number of Shares outstanding as reported in Exhibit 2.1 of the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on April 22, 2015.

A.	Castle Union Partners

(a)	As of the close of business on April 22, 2015, Castle Union Partners beneficially owned 30,164 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 30,164
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 30,164
4. Shared power to dispose or direct the disposition: 0

CUSIP NO. 74269U203

(c)	The transactions in the securities of the Issuer since the filing of Amendment No. 2 to the Schedule 13D by Castle Union Partners are set forth in Schedule A and are incorporated herein by reference.

B.	Castle Union Partners II

(a)	As of the close of business on April 22, 2015, Castle Union Partners II beneficially owned 230,571 Shares.

Percentage: Approximately 1.1%

(b)	1. Sole power to vote or direct vote: 230,571
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 230,571
4. Shared power to dispose or direct the disposition: 0

(c)
The transactions in the securities of the Issuer since the filing of Amendment No. 2 to the Schedule 13D by Castle Union Partners II are set forth in Schedule A and are incorporated herein by reference.

C.	Castle Union

(a)
Castle Union, as the general partner of each of Castle Union Partners and Castle Union Partners II, may be deemed the beneficial owner of the (i) 30,164 Shares owned by Castle Union Partners and (ii) 230,571 Shares owned by Castle Union Partners II.

Percentage: Approximately 1.3%

(b)	1. Sole power to vote or direct vote: 260,735
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 260,735
4. Shared power to dispose or direct the disposition: 0

(c)
Castle Union has not entered into any transactions in the securities of the Issuer since the filing of Amendment No. 2 to the Schedule 13D. The transactions in the securities of the Issuer since the filing of Amendment No. 2 to the Schedule 13D on behalf of each of Castle Union Partners and Castle Union Partners II are set forth in Schedule A and are incorporated herein by reference.

D.	Messrs. Tran and White

(a)
Each of Messrs. Tran and White, as a managing member of Castle Union, may be deemed the beneficial owner of the (i) 30,164 Shares owned by Castle Union Partners and (ii) 230,571 Shares owned by Castle Union Partners II.

Percentage: Approximately 1.3%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 260,735
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 260,735

CUSIP NO. 74269U203

(c)
Messrs. Tran and White have not entered into any transactions in the securities of the Issuer since the filing of Amendment No. 2 to the Schedule 13D. The transactions in the securities of the Issuer since the filing of Amendment No. 2 to the Schedule 13D on behalf of each of Castle Union Partners and Castle Union Partners II are set forth in Schedule A and are incorporated herein by reference.

E.	Mr. Keating

(a)	As of the close of business on April 22, 2015, Mr. Keating directly owned 1,400 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 1,400
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,400
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the securities of the Issuer since the filing of Amendment No. 2 to the Schedule 13D by Mr. Keating are set forth in Schedule A and are incorporated herein by reference.

F.	Messrs. Erdos, Ouissal and Tevarotto

(a)	As of the close of business on April 22, 2015, Messrs. Erdos, Ouissal and Tevarotto did not own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 0

(c)	Messrs. Erdos, Ouissal and Tevarotto have not entered into any transactions in the securities of the Issuer since the filing of Amendment No. 2 to the Schedule 13D.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	As of April 22, 2015, the Reporting Persons ceased to be the beneficial owners of more than 5% of the Shares of the Issuer.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On April 23, 2015, the Reporting Persons terminated the Joint Filing and Solicitation Agreement.  A copy of such termination agreement is attached hereto as Exhibit 99.1.

CUSIP NO. 74269U203

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1	Termination of Joint Filing and Solicitation Agreement, dated April 23, 2015.

CUSIP NO. 74269U203

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  April 23, 2015

Castle Union Partners, L.P.

By:	Castle Union LLC General Partner

By:	/s/ Toan Tran
	Name:	Toan Tran
	Title:	Managing Member

Castle Union Partners II, L.P.

By:	Castle Union LLC General Partner

By:	/s/ Toan Tran
	Name:	Toan Tran
	Title:	Managing Member

Castle Union LLC

By:	/s/ Toan Tran
	Name:	Toan Tran
	Title:	Managing Member

/s/ Toan Tran
TOAN TRAN Individually and as attorney-in-fact for Barry Erdos, Melvin L. Keating, Said Ouissal and Sebastiano Tevarotto

/s/ Stephen White
STEPHEN WHITE

CUSIP NO. 74269U203

SCHEDULE A

Transactions in the Securities of the Issuer Since the Filing of Amendment No. 2 to the Schedule 13D

Shares of Common Stock Purchased/(Sold)	Price Per Share($)	Date of Purchase/Sale

CASTLE UNION PARTNERS, L.P.

(47,500)	11.4031	04/22/2015
(57,000)	11.4116	04/22/2015

CASTLE UNION PARTNERS II, L.P.

(452,500)	11.4031	04/22/2015
(543,000)	11.4116	04/22/2015

MELVIN L. KEATING

300	9.4700	04/08/2015
200	9.4200	04/09/2015
400	9.5200	04/17/2015
300	9.4900	04/17/2015
200	9.3700	04/17/2015